VIA ELECTRONIC EDGAR FILING

Russel Mancuso, Esq.

Legal Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In re: BioSculpture Technology, Inc.

    Offering Statement on Form 1-A

    Filed June 30, 2016

    Amendment No. 1 to Offering Statement on Form 1-A

    Filed July 1, 2016

    File No. 024-10576

Dear Mr. Mancuso:	August 5, 2016

BioSculpture Technology, Inc. (the “Company”) has electronically filed herewith Amendment No. 2 to the above-referenced offering statement on Form 1-A (“Amendment No. 2”). Amendment No. 2 is marked to show changes made from the previous filing. In addition, the Company has included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated July 27, 2016. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter. In response to your comment letter of July 27, 2016, using the same headings and numbering therein, please be respectfully advised as follows regarding the above-captioned matter.

Part I

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1.	In Amendment No. 2, the disclosure has been amended to indicate that the Company will offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3). In addition, in Amendment No. 2, the Company revised its disclosure to indicate that it is using solicitation of interest communications in connection with this offering. Such solicitation of interest communications will be limited to those on the Company’s website, www.bioscuplturetechnology.com. The solicitations of interest that will be included on the Company’s website will comply with Rule 254 under the Securities Act of 1933, as amended (the “Securities Act”).

BioSculpture Technology, Inc.

August 5, 2016

Offering Circular

The Company and Business Summary, page 5

2.	In Amendment No. 2, the Company has revised its disclosure in the fourth and sixth paragraphs under “The Company and Business Summary” to read as follows (additions are underlined and deletions are denoted by strikethrough):

~~Although the~~The Company believes ~~its~~that once regulatory approvals have been attained and insurance reimbursement obtained for endoscopic visceral lipectomy, the Company’s most important stream of earnings will be from its EVL® ~~treatment~~ device ~~for~~as the ~~endoscopic removal of visceral fat as that~~bariatric market is the larger~~,~~ and more rapidly growing ~~and~~. As bariatric surgery is generally reimbursed by insurance as medically indicated, bariatric surgery is a recession-proof market~~, the~~. The Company ~~has~~will have other revenue streams based upon third generation products for small and medium to large volume cosmetic liposuction market. These new liposuction products require regulatory approvals as well, but as the use of elective surgery devices is generally not reimbursed by insurance; their sales will remain sensitive to the state of the economy.

***

Our gentler-by-design technology has a number of substantial advantages for both patient and doctor. Our design helps reduce patient pain, swelling, bruising, unevenness and waviness, blood loss, and the necessity for repeated procedures and helps to shorten convalescence. For the surgeon, our products increase control and eliminate the surgical drudgery, labor and fatigue of manual stroking required with alternate liposuction processes. By reducing anesthesia time and the necessity of corrective procedures, generally carried out at the surgeon’s expense in his office, our FDA cleared, pneumatic Airbrush Liposculpture® II System and the not as yet FDA-cleared electrical Airbrush Liposculpture® IIE System which will replace it, can save the doctor money and pay for themselves in the first two years of typical usage. They are designed for medium to large liposuction procedures. ~~The~~Also not yet FDA-cleared, the Airbrush® Liposculptor III, is designed for the small volume liposuction market and will have integrated collection devices for fat autografting for correction of wrinkles and scars.

3.	The Company’s disclosure has been revised to indicate that the EVL® will be first introduced for liposuction, which is an elective cosmetic procedure that is not reimbursed by insurance, and to clarify that it is subject to the economy. In particular, the Company has revised its disclosure on page 11 of Amendment No. 2, under “Risk Factors—Development Stage Business” to read as follows (additions are underlined):

BioSculpture Technology, Inc.

August 5, 2016

The market downturn, difficulties in demonstrating a pneumatic device most suitable for larger volume liposuctions at a time when most surgeons were not performing them, the logistics of demonstrating our devices in offices and ambulatory facilities which rarely had provision to supply gas for pneumatic instruments, and doctors’ declining patient flow caused management to redirect funds away from marketing to this “large volume, gas powered” liposuction product and back into research and development of purely electrical devices with a wider potential market appeal. The Company choose to retarget for much larger and recession proof (insurance reimbursed) bariatric market, convert its medium to large volume liposuction product to electric, and offer products also suitable to smaller volume liposuction. That decision resulted in the pipeline products we plan to introduce with the funds of this Offering and potential for much larger future revenues, but also the absence of any significant sales or any earnings to date. It is to be emphasized that until regulatory approvals are obtained for visceral lipectomy and insurance reimbursement obtained for an indicated treatment procedure, cosmetic use of the device will remain subject to the state of the economy. Although the company will pursue those regulatory approvals and insurance reimbursement aggressively, delays maybe encountered. Use of any of the Company’s products in cosmetic liposuction, including EVL® for the indication for which it will be initially introduced, is generally not reimbursed by insurance and will remain subject to the state of the economy.

In addition, the Company has revised its disclosure on page 5 of Amendment No. 2, under “The Company and Business Summary” as follows (additions are underlined and deletions are denoted by strikethrough):

~~Although the~~The Company believes ~~its~~that once regulatory approvals have been attained and insurance reimbursement obtained for endoscopic visceral lipectomy, the Company’s most important stream of earnings will be from its EVL® ~~treatment~~ device ~~for~~as the ~~endoscopic removal of visceral fat as that~~bariatric market is the larger~~,~~ and more rapidly growing ~~and~~. As bariatric surgery is generally reimbursed by insurance as medically indicated, bariatric surgery is a recession-proof market~~, the~~. The Company ~~has~~will have other revenue streams based upon third generation products for small and medium to large volume cosmetic liposuction market. These new liposuction products require regulatory approvals as well, but as the use of elective surgery devices is generally not reimbursed by insurance; their sales will remain sensitive to the state of the economy.

BioSculpture Technology, Inc.

August 5, 2016

The Company also revised its disclosure on page 20 of Amendment No. 2, under “Description of Business—Operations” to read, in pertinent part, as follows (additions are underlined):

Although the Company believes its most important stream of earnings will be from its EVL® treatment device for the endoscopic removal of visceral fat as that is the larger and recession-proof market, the Company has other significant potential revenue streams based upon third generation products for small and medium to large volume cosmetic liposuction market which may be more significant in the early years. Use of any of the Company’s products in cosmetic liposuction, including EVL® for the indication for which it will be initially introduced, is generally not reimbursed by insurance and will remain subject to the state of the economy.

The Offering, page 6

4.	In Amendment No. 2, the Company has revised its disclosure to indicate that the minimum investment is 200 shares for $700.

Plan of Distribution, page 16

5.	The Related Party (the Company’s C.E.O. and Founder) will not receive any of the money from the Offering. His Personal Guarantee allows the company to borrow on three bank-revolving credit lines from Chase, Citibank and Bank of America and do so at the Related’ Party’s lower interest rate rather than a much higher junk bond rate. Those Credit Lines will be paid down as permitted from the proceeds (without crimping necessary cash flow to allow execution of the business plan) as indicated in the use of funds, paying down the highest interest rate loans first. Debt liquidation money will go to the banks to pay down those revolving credit lines, not directly or indirectly to the Related Party since the portion of the loan that is owed directly to him is interest-free. Listing the Loans as those from a related party reflects his personal exposure for the debt should the company default.

Dr. Cucin is happy to retain his personal guarantee in place should the company need retain an open credit line as his long-term investment in the company. However, he obviously he would prefer the Company be able to obtain a Credit Line on its own merit without need of his personal guarantee as his ownership in the Company will be diluted significantly by the Offering.

Appropriate insertions were made to reflect these matters into the Plan of Distribution on page 17:

It is to be noted that in compliance with Exchange Act Rule 3a4-1, in Repayment of Related Party Debt, none of the proceeds will go to the Related Party, Dr. Cucin, the Company’s C.E.O., whose Personal Guarantee secures the three bank-revolving credit lines to Bank of America, Chase and Citibank. Funds will go directly to the banks for the paying down of those three credit lines, paying down the highest interest rate loans first, to the degree permitted by receipt of proceeds from the Offering while allowing development of the EVL® device as the Company’s principal value driver. That Personal Guarantee is Dr. Cucin’s long-term investment in the company and he is content to leave it in place until the Company’s credit is sufficient to secure those lines. Please see USE OF PROCEEDS TO ISSUER.

BioSculpture Technology, Inc.

August 5, 2016

The above-referenced section of Use of Proceeds to Issuer appears also on page 17.

The Note payable related party mostly represents the CEO’s Personal Guarantee on three bank-revolving lines of credit (Chase, Citibank and Bank of America), with only a small portion directly owed directly to Dr. Cucin, and that portion being interest-free. Credit line interest is simply passed through to the Company without mark-up. The highest interest rate debt will be paid off first, and with remaining debt paid off as cash flow permits. The Company may keep in place some of this debt with lower interest rates, so that more of the proceeds of this Offering may be utilized for product development and the commencement of production. As it bears no interest, the portion of the interest-free related party debt owed to Dr. Cucin, the CEO represents his long-term commitment to the success of the company. It need be repaid only when there is sufficient cash flow without compromise to enactment of the Company’s business plan.

Other than a partial discharge of credit line debt secured by the Related Party’s Personal Guarantee to the benefit of the Company as described above, none of the proceeds of the Offering will be used to compensate or otherwise make payments to our officers, directors, or any of our subsidiaries. There are no anticipated material changes in the use of proceeds if all of the Securities are not sold, other than additional amounts of the debt specified above may not be repaid.

Ms. Salerno will receive no commissions from the sale, which is not being carried out through any of the broker dealers with which she is affiliated. None of the broker dealers with which she is affiliated is participating in the Offering in any capacity. Her outside business activity in the Company appears in her U-4 and please find her a letter from her firm’s compliance officer in the Appendix indicating the firm has no objection to her compensation arrangement with the Company. An appropriate insertion was made in the Plan of Distribution on page 17:

Also with regard to Exchange Act Rule 3a4-1(a) (2) and (3), Ms. Salerno, C.F.O., will receive no proceeds from the Offering, other than salary from the Company as indicated. She is associated with a broker dealer that is not participating in this Offering. Her affiliation with the Company appears as an outside business activity on her U-4, and the broker dealer’s acquiescence with her compensation by the Company is confirmed by a letter from that broker dealer’s Compliance Officer that appears in the Appendix.

BioSculpture Technology, Inc.

August 5, 2016

Operations, page 19

6.	The Company acknowledges the Staff’s comment and has added the following disclosure to “Description of Business—Operations” on page 21:

The principal value-driver of the Company is the EVL® device, which is ultimately intended for the bariatric treatment market. The first money in from the Offering will go towards the estimated $1,510,000 necessary to have a prototype of that device ready for F.D.A. 510(k) submission and clinical testing on a projected 41 week time horizon, even if it has to be done on a stop-and-go basis and take longer. That will have priority over all other expenditures, including development of the other products and their marketing, bank-revolving line of credit pay downs, or even executive salaries.

If only EVL® development can be accomplished, there will be little compromise of shareholder value. This is so because of the much, much greater importance and value attached to milestones in commercializing a potentially highly disruptive treatment of obesity, metabolic syndrome and type II diabetes as opposed to additional entries into the cosmetic liposuction market, even taking in consideration the several million dollars of potential sales those cosmetic devices could generate in the early years.

Projections, pages 27-29

7.	2017 sales only commence and occur in the last quarter. These are “bottom up” projections based on sale of individual devices rather than the much easier percentage of the market “top down” projections that are easier to generate but far less predictive.

Sales are based on (1) expected lead generation from a projected advertising budget (placements in 3 major trade magazines and 2 major trade shows) from prior experience in launching Airbrush® Liposculptor II and a (2) a predicted “try-buy” conversion ratio of 0.31 for surgeons testing the device initially statistically inferred from an anonymous survey of American Society of Plastic Surgery Members conducted prior to Airbrush® Liposculptor II sales on comparable devices and then appropriately confirmed on sales of our own product, Airbrush® Liposculptor II. Given that Airbrush® Liposculptor II is pneumatic and Airbrush® Liposculptor IIE will be a more preferred electrical actuation, it is conservative to project using the same try-buy conversion ratio. The advertising budget was set to target 20% of projected sales as it is for most medical device companies.

BioSculpture Technology, Inc.

August 5, 2016

2017 domestic unit sales were specifically forecast conservatively by this “bottom up method” for Airbrush® IIE as 10, Airbrush® III as 19, and EVL® as 8: 2017 international sales for each product line were forecast as 50% of domestic sales or 5, 9, and 4 respectively. Growth was estimated at a constant 20% per annum with international sales increasing to 100% of domestic sales by 2020. 2017 to 2018 growth appears greater because first year sales were only for 3 months, whereas 2018 sales are for a full 12 months.

Graphs of the projected unit sales of EVL®, Airbrush® Liposculptor IIE, and Airbrush® Liposculptor III and their associated consumables (which I had removed for brevity) have been re-inserted for added granularity and to make the unit sales upon which gross revenues are based more transparent.

The A, B, and C Footnote references in the Pro Forma Income Statement refer to Product and Market, Gross Margins, Product and Operations assumptions respectively. Those annotations have been removed from the updated Pro Forma included in Amendment No. 2, slightly pushing back earnings, but all the assumptions, including the assumptions to which they refer, appear below as they are summarized on page 27.

We assume a capital injection of at least $5,000,000 ($4,400,000 net) by the end of 2016. As first year’s production can only begin after funding, sales would begin in the last quarter of 2017 and there are no 2016 earnings. 2017 earnings will be disproportionately affected by delays in funding compared to the subsequent years’ earnings, as delays in financing will delay initial sales beyond Q4 2017 and into Q1 2018. Our anticipated sales pricing for Airbrush® Liposculptor IIE’s debut is $50,000 as is the anticipated sales price for our EVL® system.

Our anticipated sales pricing for Airbrush® Liposculptor III at $9,000. Airbrush® Liposculptor IIE and Airbrush® Consumables will have an anticipated per procedure sale price of $100. Airbrush® Liposculptor IIE COGS is preliminarily estimated at $10,000. The stand-alone Airbrush® Liposculptor III hand piece COGS is estimated at $1,000; and Airbrush® Liposculptor IIE and Airbrush® Liposculptor IIIE consumables’ COGS are both estimated at approximately $30 each. The number of bariatric procedures per surgeon was estimated conservatively at only two per month. One consumable device, with an estimated sale price of $1,700 and a projected 81% profit margin, will be used in each endoscopic visceral lipectomy procedure from 2018 on when it is anticipated regulatory approval for that indication will have been attained. In 2017, explicitly labeled and promoted only for a liposuction indication, the liposuction consumable will be offered at a $300 sale price.

Domestic sales of Airbrush® Liposculptor IIE and EVL® are expected to begin in the last Quarter of 2017. Airbrush® Liposculptor IIE and Airbrush® Liposculptor III consumables will accompany their associated product offerings; sales are projected to grow with market penetration of the linked product offering. We anticipate obtaining a CE for each new product offering to allow international sales no more than three months after the commencement of production of each respective device.

BioSculpture Technology, Inc.

August 5, 2016

We forecast a conservative 20% annual sales growth, a buy/try conversion ratio of 31% equivalent to that surveyed for comparable devices and experience with sales of Airbrush® Liposculptor II, and an international/domestic unit sales ratio of 50% in 2017 growing to 100% in 2019 and beyond as typical of most American device manufacturers. The jump between 2017 and 2018 appears greater because it also reflects product and sales occurring over the full 12 months of 2018 rather than just a one or two months in the last quarter of 2017. Although substantially greater growth may be anticipated in 2019 once efficacy claims have been substantiated and insurance reimbursement possible, we conservatively projected just the same 20% growth.

We conservatively forecast 24 annual liposuctions or bariatric surgeries per surgeon per year, i.e. only two surgeries a month. We forecast only one consumable per liposuction or visceral fat aspiration procedure for all years. We envision a combination of independent and salaried representatives but subtracted a sales commission of 20% from all gross sales revenues and an additional promotional incentive of 5% (as will be offered only to qualified participating physicians) on all sales. We assume a product liability insurance cost of 5% of gross sales revenues and warranty repair costs estimated at 2% of gross sales revenues.

Management’s Discussion and Analysis . . . page 30

8.	Operating results, liquidity and capital resources, and trend information as required by Item 9 have been inserted into the section on page 30.

The company intends to convert production from manufacture of its currently 510(k)-cleared Airbrush® Liposculptor II which is a pneumatic device to a sleeker electrical version with an anticipated potentially wider appeal, Airbrush® Liposculptor IIE. It plans to upgrade the current Intellimotion® Controller so it may power all devices - Airbrush® Liposculptor IIE, Airbrush® Liposculptor III and EVL®. It has sold out its inventory and has had virtually no revenue for the past three years other than additional components to existing users. There is no meaningful trend in the absence of sales other than a flat one.

The Company’s current capital resources are limited, and its ability to continue as a going concern is dependent upon a successful Offering and the successful introduction of its new products

BioSculpture Technology, Inc.

August 5, 2016

Index to Exhibits, page 38

9.	The Company has included the following as Exhibits 6.5, 6.6 and 6.7, respectively, to Amendment No. 2:

●	License Agreement between BioSculpture Technology, Inc. and Rocin Laboratories, Inc. and Robert L. Cucin, M.D. dated as of June 2, 2001,

●	Modification of License Agreement between BioSculpture Technology, Inc. and Rocin Laboratories, Inc. and Robert L. Cucin, M.D. dated as of July 10, 2009, and

●	Second Modification of License Agreement between BioSculpture Technology, Inc. and Rocin Laboratories, Inc. and Robert L. Cucin, M.D. dated as of January 10, 2010.

Exhibit 11.1

10.	The Company’s auditors have revised their consent to remove reference to the financial statements for the period ended March 31, 2016. The revised consent has been filed as Exhibit 11.1 to Amendment No. 2.

The Company respectfully requests the Securities and Exchange Commission (the “Commission”) to qualify its offering statement and acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

●	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me for any additional information or with questions.

Respectfully,

/s/ Robert L. Cucin, MD

Robert L. Cucin, M.D.
C.E.O.